SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 9)

Under the Securities Exchange Act of 1934

MeetMe, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

585141104

(CUSIP Number of Class of Securities)

Andres Gonzalez Saravia
Mexicans & Americans Trading Together, Inc.

5150 N. Loop 1604 West

San Antonio, Texas 78249

(210) 477-2779

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copies to:

Maurice M. Lefkort, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

(212) 728-8000

April 23, 2015

(Date of Event which Requires

Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following: ☐

SCHEDULE 13D

CUSIP No. 585141104

1	NAMES OF REPORTING PERSONS Mexicans & Americans Trading Together, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 4,422,935
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,422,935
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,422,935
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.28%
14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D

CUSIP No. 585141104

1	NAMES OF REPORTING PERSONS Altos Hornos de Mexico, S.A.B. de C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
	7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 4,422,935
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,422,935
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,422,935
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.28%
14	TYPE OF REPORTING PERSON* OO

This Amendment No. 9 amends the statement on Schedule 13D previously filed on October 27, 2006, as amended by Amendment No. 1 previously filed on January 28, 2008, Amendment No. 2 previously filed on December 17, 2010, Amendment No. 3 previously filed on July 21, 2011, Amendment No. 4 previously filed on September 19, 2011, Amendment No. 5 previously filed on November 14, 2011, Amendment No. 6 previously filed on March 8, 2013, Amendment No. 7 previously filed on September 26, 2013 and Amendment No. 8 previously filed on December 20, 2013 (as so amended and as amended by this Amendment No. 9, the “Schedule 13D”). The Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of MeetMe, Inc., a Delaware corporation (the “Company”), and is being filed on behalf of Mexicans & Americans Trading Together, Inc., a Delaware corporation (“MATT Inc.”) and Altos Hornos de Mexico, S.A.B. de C.V., a Mexican Variable Capital Company (Sociedad Anónima Bursátil de Capital Variable) (“AHMSA”). MATT Inc. and AHMSA are sometimes collectively referred to herein as the “Reporting Persons.” This Amendment No. 9 refers only to information which has materially changed since the filing of Amendment No. 8 to Schedule 13D and the items below are amended and supplemented as set forth below. Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the original Schedule 13D or the prior amendments thereto, as applicable.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby supplemented by adding the following thereto:

On April 23, 2015, MATT Inc. entered into a Debt Settlement Agreement and Mutual Release (the “Settlement Agreement”) with Mexicans & Americans Thinking Together-Foundation, Inc., a Delaware non-profit corporation (“Foundation”), pursuant to which, in satisfaction of a $1,450,000 debt (the “Foundation Debt”), the Foundation transferred to MATT Inc. the 336,927 shares of Common Stock that constituted the collateral for the Foundation Debt (the “Collateral”).

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented by adding the following thereto:

On April 23, 2015, MATT Inc. purchased the Foundation Debt from one of its affiliates. MATT Inc. then entered into the Settlement Agreement with Foundation whereby MATT Inc. agreed to receive the Collateral from Foundation in full satisfaction of the Foundation Debt.

On April 23, 2015, MATT Inc. entered into a Debt Purchase Agreement (the “Debt Purchase Agreement”) with Minera, pursuant to which Minera agreed to sell, transfer and assign all of Minera’s right, title and interest in and to the Loan Documents and the Foundation Debt (including, without limitation, the right to bring legal action against Foundation with respect to the Foundation Debt) to MATT Inc. for a purchase price of $1,450,000 (the “Purchase Price”). Pursuant to the Debt Purchase Agreement, MATT Inc. is required to pay the Purchase Price in full on or before December 31, 2015. Interest accrues on the Purchase Price at an annual rate of 5% from the date of the Debt Purchase Agreement (i.e., April 23, 2015) until the date that the Purchase Price is paid in full.

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On April 23, 2015, MATT Inc. entered into the Settlement Agreement with Foundation.

The description of the Debt Purchase Agreement and the Settlement Agreement contained herein is qualified in its entirety by reference to the Debt Purchase Agreement and the Settlement Agreement, which are filed as Exhibits 99.22 and 99.23, respectively, to the Schedule 13D and are hereby incorporated by reference.

Except as set forth above in the Schedule 13D, neither the Reporting Persons nor, to the best of their knowledge, any person listed on Schedules A, B and C to Amendment No. 2 to the original Schedule 13D, has any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. The Reporting Persons may, at any time, review or reconsider their position with respect to the Company and formulate plans or proposals with respect to any of such matters.

Item 5. Interest in Securities of the Issuer.

Items 5(a) and 5(c) of the Schedule 13D are hereby amended and restated as follows:

(a) MATT Inc. beneficially owns 4,422,935 shares of Common Stock, consisting of the 1,672,407 shares of Common Stock held by MATT Inc., the 1,270,580 shares of Common Stock issuable upon exercise of the Warrants owned by MATT Inc. and the 1,479,948 shares of Common Stock issuable upon conversion of the 1,000,000 shares of Series A-1 Preferred Stock (collectively, the “Shares”). AHMSA may be deemed to beneficially own the Shares by virtue of its ownership of MATT Inc. The Shares represent 9.28% of 47,660,562 total shares of Common Stock, calculated as the sum of (i) the 44,910,034 shares of Common Stock outstanding as of March 9, 2015, as represented by the Company in its most recent report on Form 10-K filed on March 13, 2015, (ii) the 1,270,580 shares of Common Stock issuable upon exercise of the Warrants and (iii) the 1,479,948 shares of Common Stock issuable upon conversion of the Series A-1 Preferred Stock. The 47,660,562 Shares set forth in clauses (i) through (iii) above are hereinafter referred to as the “Aggregate Share Number.” Mr. Alonso Ancira, Chairman of the Board of Directors of AHMSA (of which MATT Inc. is a wholly owned subsidiary) and the sole member of the Board of Directors of MATT Inc., directly beneficially owns 139,792 shares of Common Stock, consisting of 16,750 shares of Common Stock and options to purchase 123,042 shares of Common Stock. Such shares represent 0.29% of 47,783,604 total shares of Common Stock, calculated as the sum of (x) the Aggregate Share Number and (y) the 123,042 shares of Common Stock issuable upon exercise of such options.

(c) Other than as described in Item 4 above, during the past 60 days, there were no transactions in the Common Stock, or securities convertible into or exercisable for shares of Common Stock, effected by the Reporting Persons nor, to the best of their knowledge, any person listed on Schedules A, B and C to Amendment No. 2 to the original Schedule 13D.

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Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented by adding the following thereto:

As described in greater detail in Item 4 above, MATT Inc. and Minera entered into the Debt Purchase Agreement. As described in greater detail in Item 4 above, MATT Inc. and Foundation entered into the Settlement Agreement. The information included in Item 4 above regarding the Debt Purchase Agreement and Settlement Agreement is incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibits.

99.22	Debt Purchase Agreement, dated as of April 23, 2015 by and between Mexicans & Americans Trading Together, Inc. and Minera del Norte, S.A. de C.V.

99.23	Debt Settlement Agreement and Mutual Release, dated as of April 23, 2015, by and between Mexicans & Americans Trading Together, Inc. and Mexicans & Americans Thinking Together-Foundation, Inc.

[Signatures on following page]

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SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 27, 2015

MEXICANS & AMERICANS TRADING TOGETHER, INC.

By:	/s/ Andres Gonzalez-Saravia Coss
Name: Andres Gonzalez-Saravia Coss Title: President

ALTOS HORNOS DE MEXICO, S.A.B. DE C.V.

By:	/s/ Andres Gonzalez-Saravia Coss
Name: Andres Gonzalez-Saravia Coss Title: Legal Director

[Signature Page to AMENDMENT NO. 9 TO SCHEDULE 13D
WITH RESPECT TO THE COMMON STOCK OF MEETME, INC.]

EXHIBIT INDEX

Exhibit Number	Description

99.22	Debt Purchase Agreement, dated as of April 23, 2015 by and between Mexicans & Americans Trading Together, Inc. and Minera del Norte, S.A. de C.V.

99.23	Debt Settlement Agreement and Mutual Release, dated as of April 23, 2015, by and between Mexicans & Americans Trading Together, Inc. and Mexicans & Americans Thinking Together-Foundation, Inc.